UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 30 2012
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 815001

8-15001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 09/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Keegan & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 North Front Street
(No. and Street)

Memphis	TN	38103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles D. Maxwell 901-524-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 N. Front Street, Suite 900	Memphis	TN	38103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


12063014

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO
1/30

OATH OR AFFIRMATION

We, R. Patrick Kruczek and Charles D. Maxwell, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Keegan & Company, Inc., as of September 30, 2012, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements and supplemental information of the Company are made available to all the Company's members and allied members of the New York Stock Exchange, Inc.



R. Patrick Kruczek
President and Chief Operating Officer



Charles D. Maxwell
Chief Financial Officer





Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.
- ■ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

SEPTEMBER 30, 2012

RAYMOND JAMES® | Morgan Keegan



KPMG LLP
Suite 900
50 North Front Street
Memphis, TN 38103-1194

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Morgan Keegan & Company, Inc.:

We have audited the accompanying consolidated statement of financial condition of Morgan Keegan & Company, Inc. and subsidiary as of September 30, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the financial position of Morgan Keegan & Company, Inc. and subsidiary as of September 30, 2012, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 28, 2012

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

MORGAN KEEGAN & COMPANY, INC. AND SUBSIDIARY
(a wholly owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
September 30, 2012
(in thousands, except share and par value amounts)

Assets:		
Cash and cash equivalents	$	247,568
Assets segregated pursuant to federal regulations		101,352
Securities purchased under agreements to resell		133,510
Securities owned, at fair value ($11,270 pledged as collateral)		204,005
Receivables:		
Brokerage clients, net		367,627
Loans to financial advisors		197,604
Affiliates		122,027
Securities borrowed		17,073
Brokers, dealers and clearing organizations		28,756
Other		41,382
Deposits with clearing organizations		67,375
Prepaid expenses and other assets		7,440
Property and equipment, net		20,777
Deferred income taxes, net		99,691
Total assets	$	1,656,187
Liabilities and stockholder's equity:		
Securities sold, but not yet purchased, at fair value	$	10,991
Securities sold under agreements to repurchase		141,275
Payables:		
Brokerage clients		392,628
Securities loaned		9,013
Brokers, dealers and clearing organizations		21,824
Accrued compensation, commissions and benefits		179,790
Accrued expenses and other liabilities		90,254
Income taxes payable		16,397
Total liabilities		862,172
Stockholder's equity:		
Common stock - $.625 par value; authorized 100,000,000 shares; issued and outstanding 29,404,235 shares		18,378
Additional paid-in capital		150,525
Retained earnings		625,112
Total stockholder's equity		794,015
Total liabilities and stockholder's equity	$	1,656,187

See accompanying Notes to Consolidated Statement of Financial Condition.

MORGAN KEEGAN & COMPANY, INC. AND SUBSIDIARY
(a wholly owned subsidiary of Raymond James Financial, Inc.)

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Morgan Keegan & Company, Inc. ("MK&Co") is a Tennessee corporation and as of April 2, 2012, a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "New Parent"). For the period prior to April 2, 2012, MK& Co was a wholly owned subsidiary of Regions Financial Corporation, Inc. ("Regions" or "Former Parent"). MK&Co is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC"). MK&Co, together with its wholly owned subsidiary, ("we," "our," "ours," or "us") is engaged in most aspects of securities distribution and investment banking. We also offer financial planning services for individuals and institutions and trust services to certain of our retail clients. We are a member of the New York Stock Exchange Euronext ("NYSE"), NASDAQ OMX Group, NYSE AMEX Equities, NASDAQ OMX PHLX, Chicago Board Options Exchange and Chicago Stock Exchange. We are also a member of the Securities Industry and Financial Markets Association, Financial Industry Regulatory Authority ("FINRA"), National Futures Association ("NFA") and Securities Investor Protection Corporation. Through membership in the NFA, we are regulated by the Commodity Futures Trading Commission ("CFTC").

On April 2, 2012 (the "Closing Date") RJF completed its acquisition of all of the issued and outstanding shares of MK&Co and MK Holding, Inc. and certain of its related affiliates (collectively referred to hereinafter as "Morgan Keegan") from Regions. MK&Co has elected not to establish a new basis of accounting for the acquired assets and assumed liabilities, a practice which is permitted under accounting principles generally accepted in the United States of America ("GAAP"), but not required. On the Closing Date, certain of the operations of MK&Co, including most significantly the fixed income trading operations, were transferred from MK&Co to Raymond James & Associates, Inc. ("RJ&A"), a wholly owned broker-dealer subsidiary of RJF (see Note 4 for additional information). In the upcoming fiscal year 2013, the remainder of the fixed income operations and the entire private client group operations of MK&Co are planned to be transferred and integrated into RJ&A. Upon completion of these planned activities in fiscal year 2013, the broker-dealer operations of MK&Co will be limited.

In order to conform the year end of MK&Co to that of its New Parent, the Board of Directors of MK&Co authorized a change in MK&Co's annual year end from December 31, to September 30, effective with the period ending September 30, 2012.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

As more fully discussed in Note 1, effective with the current period we conform to our New Parent's fiscal year end of September 30. The accompanying consolidated statement of financial condition includes the accounts of MK&Co and its wholly owned subsidiary, MK Asset, Inc. All material intercompany balances and transactions have been eliminated in consolidation.

The consolidated financial statements are prepared in accordance with GAAP, the more significant of which are summarized below:

Accounting estimates and assumptions

The preparation of the consolidated statement of financial condition in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates and could have a material impact on the consolidated statement of financial condition.

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments not held for resale with original maturities of 90 days or less, other than those used for trading purposes.

Assets segregated pursuant to federal regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, as a broker-dealer carrying customer accounts, we are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of our customers. Segregated assets at September 30, 2012 consist of cash.

Repurchase agreements

We purchase short-term securities under agreements to resell ("Reverse Repurchase Agreements"). Additionally, we sell securities under agreements to repurchase ("Repurchase Agreements"). Both Reverse Repurchase Agreements and Repurchase Agreements are accounted for as collateralized financings and are carried at contractual amounts plus accrued interest. Our policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the Reverse Repurchase Agreements. To ensure that the market value of the underlying collateral remains sufficient, securities are valued daily, and cash is obtained from or returned to the counterparty when contractually required. These Reverse Repurchase Agreements generally mature on the next business day, and may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

Securities owned, securities sold but not yet purchased, and fair value

Securities owned and securities sold but not yet purchased are recorded at fair value. Fair value is defined by GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date.

In determining the fair value of our financial instruments in accordance with GAAP, we use various valuation approaches, including market and/or income approaches. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when assumptions from market participants are not readily available, our own assumptions reflect those that we believe market participants would use in pricing the asset or liability at the measurement date. GAAP provides for the following three levels to be used to classify our fair value measurements:

Level 1 - Financial instruments included in Level 1 are highly liquid instruments with quoted prices in active markets for identical assets or liabilities. These include equity securities traded in active markets and certain U.S. Treasury securities, other governmental obligations, or publicly traded corporate debt securities.

Level 2 - Financial instruments reported in Level 2 include those that have pricing inputs that are other than quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (i.e., prices for similar instruments). Instruments that are generally included in this category are equity securities that are not actively traded, corporate obligations infrequently traded, certain government and municipal obligations, certain asset-backed securities ("ABS") consisting of certain collateralized mortgage obligations ("CMOs"), and certain mortgage-backed securities ("MBS").

Level 3 - Financial instruments reported in Level 3 have little, if any, market activity and are measured using our best estimate of fair value, where the inputs into the determination of fair value are both significant to the fair value measurement and unobservable. These valuations require significant judgment or estimation. Instruments in this category generally include equity securities with unobservable inputs, certain non-agency CMOs, certain non-agency ABS and certain municipal and corporate obligations which include auction rate securities ("ARS").

GAAP requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when performing our fair value measurements. The availability of observable inputs can vary from instrument to instrument and, in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

We offset our long and short positions for a particular security recorded at fair value as part of our securities owned (long positions) and securities sold but not yet purchased (short positions), when the long and short positions have identical Committee on Uniform Security Identification Procedures numbers ("CUSIPs").

Valuation techniques

The fair value for certain of our financial instruments is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of our financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. In accordance with GAAP, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For equity securities, our definition of actively traded is based on average daily volume and other market trading statistics. We have determined the market for certain other types of financial instruments, including certain CMOs, ABS, certain collateralized debt obligations and ARS, to be volatile, uncertain or inactive as of September 30, 2012. As a result, the valuation of these financial instruments included significant management judgment in determining the relevance and reliability of market information available. We considered the inactivity of the market to be evidenced by several factors, including a continued decreased price transparency caused by decreased volume of trades relative to historical levels, stale transaction prices and transaction prices that varied significantly either over time or among market makers.

The specific valuation techniques utilized for the categorization of financial instruments presented in our Consolidated Statement of Financial Condition are described below. These instruments are recorded at fair value.

When available, we use quoted prices in active markets to determine the fair value of our trading securities. Such instruments are classified within Level 1 of the fair value hierarchy. Examples include exchange traded equity securities and liquid government debt securities.

When instruments are traded in secondary markets and quoted market prices do not exist for such securities, we utilize valuation techniques including matrix pricing to estimate fair value. Matrix pricing generally utilizes spread-based models periodically re-calibrated to observable inputs such as market trades or to dealer price bids in similar securities in order to derive the fair value of the instruments. Valuation techniques may also rely on other observable inputs such as yield curves, interest rates, expected principal repayments and default probabilities. Instruments valued using these inputs are typically classified within Level 2 of the fair value hierarchy. Examples include certain municipal debt securities, corporate debt securities, agency MBS, and restricted equity securities of public companies. We utilize prices from independent services to corroborate our estimate of fair value. Depending upon the type of security, the pricing service may provide a listed price, a matrix price or use other methods including broker-dealer price quotations.

Positions in illiquid securities that do not have readily determinable fair values require significant judgment or estimation. For these securities, which include ARS, we use pricing models, discounted cash flow methodologies or similar techniques. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy.

Brokerage client receivables, loans to financial advisors and allowance for doubtful accounts

Brokerage client receivables are principally for amounts due on cash and margin transactions and are generally collateralized by securities owned by the clients. Receivables from broker-dealer clients are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts. When a broker-dealer receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in our Consolidated Statement of Financial Condition.

We offer loans to certain financial advisors primarily for recruiting and retention purposes. These loans are generally repaid over a five to ten year period with interest recognized as earned. We assess future recoverability of these loans through analysis of individual financial advisor production or other performance standards. Based upon the nature of these financing receivables, we do not analyze this asset on a portfolio segment or class basis. Further, the aging of this receivable balance is not a determinative factor in computing our allowance for doubtful accounts, as concerns regarding the recoverability of these loans primarily arises in the event that the financial advisor becomes no longer affiliated with us. In the event that the financial advisor becomes no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us. In determining the allowance for doubtful accounts related to former employees, management considers a number of factors including: any amounts due at termination, the reasons for the terminated relationship, the former financial advisor's overall financial position, and our historical collection experience. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written off and the corresponding allowance is reduced.

Securities borrowed and securities loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings and recorded at the amount of collateral advanced or received. In securities borrowed transactions, we are generally required to deposit cash with the lender. With respect to securities loaned, we generally receive collateral in the form of cash in an amount in excess of the market value of securities loaned. We monitor the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Deposits with clearing organizations

Deposits with clearing organizations consist of deposits of cash or other short-term securities held by other clearing organizations or exchanges.

Property and equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is primarily provided for using the straight-line method over the estimated useful lives of the assets, which range from two to seven years for software, two to five years for furniture, fixtures and equipment, and 10 to 31 years for buildings, building components, building improvements and land improvements. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the assets.

Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Intangible assets

Identifiable intangible assets, which are amortized over their estimated useful lives on a straight-line method, are evaluated for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Leases

We lease office space and equipment under operating leases. The lease term commences on the earlier of the date when we become legally obligated for the rent payments or the date on which we take possession of the property. For tenant improvement allowances and rent holidays, we record a deferred rent liability in accrued expenses and other liabilities in the Consolidated Statement of Financial Condition.

Income taxes

For the period from January 1, 2012 through the Closing Date, the results of our operations are included in the consolidated federal income tax return of our Former Parent. The Former Parent allocated federal income taxes on a separate return basis. Generally for such period, we filed separate state and local income tax returns but, where applicable, we are included in a combined state income tax return with the Former Parent and certain other subsidiaries of the Former Parent. If included in a combined return, state and local taxes are calculated as if we filed a separate state income tax return.

For the period from the Closing Date through September 30, 2012, the results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in such consolidated filings, the majority of income taxes payable reported on the Consolidated Statement of Financial Condition are payable to RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, on a pro-rata method.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the consolidated financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 12 for further information on our income taxes.

Share-based compensation

Certain employees participate in various RJF restricted stock plans which provide for the issuance of RJF restricted stock units. RJF estimates the fair value of share-based awards on the date of grant and recognizes compensation expense over the vesting term of the awards. RJF allocates the cost of providing these plans to us based on actual cost per employee. See Note 13 for further information.

Deferred compensation plans

We maintain a deferred compensation plan for the benefit of certain employees that provides a return to the participant based upon the performance of various referenced investments. Under such plan we invest directly as a principal. The carrying value of the investments are included in securities owned at fair value on our Consolidated Statement of Financial Condition (see Note 5 for further information).

We also provide a deferred compensation plan for the benefit of certain employees where the participant may elect to defer the receipt of certain compensation awards. Such awards are invested in certain marketable securities that we hold until the award vesting date, typically five years from the date of the award. The carrying value of the investments are included in securities owned at fair value on our Consolidated Statement of Financial Condition (see Note 5 for further information). A liability associated with these awards is included in accrued compensation, commissions and benefits on our Consolidated Statement of Financial Condition.

Legal liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, we accrue a minimum based on the range of possible loss. No liability is recognized for those matters which, in managements judgment, the determination of a reasonable estimate of loss is not possible.

We record liabilities related to legal proceedings in accrued expenses and other liabilities. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our employees; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the liability balance is adjusted as deemed appropriate by management. Lastly, each case is reviewed to determine if it is probable that insurance coverage will apply, in which case the liability is reduced accordingly. The actual costs of resolving legal proceedings may be substantially higher or lower than the recorded liability amounts for those.

NOTE 3 - CASH AND CASH EQUIVALENTS, ASSETS SEGREGATED PURSUANT TO FEDERAL REGULATIONS AND DEPOSITS WITH CLEARING ORGANIZATIONS

Our cash and cash equivalents, assets segregated pursuant to federal regulations and deposits with clearing organization balances are as follows:

	September 30, 2012 (in thousands)
Cash and cash equivalents:	
Cash in banks	$ 247,545
Petty cash	23
Total cash and cash equivalents	247,568
Assets segregated pursuant to federal regulations [1]	101,352
Deposits with clearing organizations [2]	67,375
	$ 416,295

(1) Consists of cash maintained in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934. MK&Co, as a broker-dealer carrying customer accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers.

(2) Consists of deposits of cash or other short-term securities held by other clearing organizations or exchanges. Deposits with clearing organizations to satisfy requirements at September 30, 2012 include $67.3 million in cash and $78 thousand in short-term securities.

NOTE 4 - FAIR VALUE

Recurring fair value measurements

Assets and liabilities measured at fair value on a recurring basis are presented below:

	September 30, 2012 (in thousands)			
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of September 30, 2012
Assets:				
Securities owned:				
Municipal obligations	$ —	$ 226	$ 553	$ 779
Corporate obligations	—	4,756	—	4,756
Government and agency obligations	948	1,079	—	2,027
Agency MBS and CMOs		62	—	62
Total debt securities	948	6,123	553	7,624
Equity securities	186,423	—	—	186,423
Other securities	—	9,940	18	9,958
Total securities owned	$ 187,371	$ 16,063	$ 571	$ 204,005
Liabilities:				
Securities sold, but not yet purchased:				
Municipal obligations	$ —	$ 5	$ —	$ 5
Corporate obligations	—	3,002	—	3,002
Government and agency obligations	—	587	—	587
Agency MBS and CMOs	—	—	—	—
Total debt securities	—	3,594	—	3,594
Equity securities	1,128	—	—	1,128
Other securities	—	6,269	—	6,269
Total securities sold, but not yet purchased	$ 1,128	$ 9,863	$ —	$ 10,991

We had no transfers of financial instruments between Level 1 and Level 2 during the nine month period ended September 30, 2012.

Changes in Level 3 recurring fair value measurements

The realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable and unobservable inputs.

Additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for the nine month period ended September 30, 2012, are presented below:

	September 30, 2012 Level 3 assets (liabilities) at fair value (in thousands)				
	Securities owned			Securities sold not yet purchased	
	Government and Agency Obligations	Municipal obligations	Other securities	Government and Agency Obligations	Other securities
Fair value at December 31, 2011	$ 50,599	$ 138,752	$ 1,598	$ (4,523)	$ (2,433)
Total gains (losses) for the period included in earnings	—	(16,443)	—	—	—
Purchases	—	2,513	18	—	—
Sales	—	(122,309)	—	—	—
Redemptions by issuers	—	(1,960)	—	—	—
Transfers to Level 2 [1]	(50,599)	—	(1,598)	4,523	2,433
Fair value at September 30, 2012	$ —	$ 553	$ 18	$ —	$ —
Change in unrealized gains (losses) related to securities held at September 30, 2012	$ —	$ (297)	$ —	$ —	$ —

(1) During the nine month period ended September 30, 2012, we transferred certain securities which were previously included in Level 3, to Level 2, due to an increase in the availability and reliability of the observable inputs utilized in the respective instruments' fair value measurement.

Other fair value disclosures

Many, but not all, of the financial instruments we hold are recorded at fair value in the Consolidated Statement of Financial Condition.

The following represent financial instruments in which the ending balance at September 30, 2012 is not carried at fair value on our Consolidated Statement of Financial Condition:

Short-term financial instruments: The carrying value of short-term financial instruments, including cash and cash equivalents, assets segregated pursuant to federal regulations and securities either purchased or sold under agreement to resell are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose us to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates.

Receivables and other assets: Brokerage client receivables, receivables from broker-dealers and clearing organizations, securities borrowed receivables, other receivables and certain other assets are recorded at amounts that approximate fair value.

Payables: Brokerage client payables, payables due to broker-dealers and clearing organizations, securities loaned payables, and certain other liabilities are recorded at amounts that approximate fair value.

NOTE 5 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and securities sold, but not yet purchased consist of trading and investment securities at fair value as follows:

	September 30, 2012 (in thousands)	
	Securities owned, at fair value [(1)]	Securities sold, but not yet purchased, at fair value
Municipal obligations	$ 779	$ 5
Corporate obligations	4,756	3,002
Government and agency obligations	2,027	587
Agency MBS and CMOs	62	—
Equity securities	186,423	1,128
Other securities	9,958	6,269
Total	$ 204,005	$ 10,991

(1) Securities owned at fair value include investments made under certain non-qualified deferred compensation programs (see Note 2 for our significant accounting policies regarding such deferred compensation plans and Note 13 for further discussion of the plans).

See Note 4 for information regarding the fair value of securities owned and securities sold, but not yet purchased.

NOTE 6 - RECEIVABLES AND PAYABLES

Receivables from brokerage clients

Receivables from brokerage clients include amounts arising from typical cash or margin transactions and fees receivable. Margin receivables are collateralized by securities owned by brokerage clients. Such collateral is not reflected in the accompanying consolidated financial statements. The amount receivable from clients is as follows:

	September 30, 2012 (in thousands)
Brokerage client receivables	$ 367,627
Allowance for doubtful accounts	—
Brokerage client receivables, net	$ 367,627

Payables to brokerage clients

Payables to brokerage clients include brokerage client funds on deposit awaiting reinvestment or amounts owed to clients for securities transactions. We pay interest at varying rates for qualifying client funds on deposit. The following table presents a summary of such payables:

	September 30, 2012
	(in thousands)
Brokerage client payables:	
Interest-bearing	$ 292,726
Non-interest-bearing	99,902
Total brokerage client payables	$ 392,628

Receivables from and payables to brokers, dealers and clearing organizations

	September 30, 2012	
	Receivables from brokers, dealers and clearing organizations	Payables to brokers, dealers and clearing organizations
	(in thousands)	
Securities failed to deliver/receive	$ 2,851	$ 21,824
Dividends and interest	25,905	—
	$ 28,756	$ 21,824

Securities failed to deliver represent receivables for securities sold that we have not delivered, the settlement date has passed, and the cash owed to us has not been received. Securities failed to receive represent payables for securities purchased that we have not yet received, or paid for, and the settlement date has passed.

Receivables from employees

The amount of loans and advances to employees which are included in loans to financial advisors on our Consolidated Statement of Financial Condition are as follows:

	September 30, 2012
	(in thousands)
Employee loans	$ 197,604
Allowance for doubtful accounts	—
Employee loans, net	$ 197,604

Of the loan receivable balance presented above, the portion from financial advisors who are no longer affiliated with us is approximately $426 thousand.

NOTE 7 - RELATED PARTY TRANSACTIONS

Effective as of the Closing Date, we participate with our New Parent and its' affiliates in certain expense sharing agreements. Under these arrangements our New Parent allocates various expenses to us for programs or services they provide to us such as employee benefit plans.

On the Closing Date and in conjunction with the transfer of certain of our fixed income operations to RJ&A, we sold financial instruments with a fair value of $504.5 million as of such date of transfer, to RJ&A.

Certain former MK&Co fixed income department associates who transferred to RJ&A on the Closing Date, are dual registered associates of the MK&Co and RJ&A broker-dealers. Through their continued registration with MK&Co, these dual registered associates continue to generate certain securities commissions and fee revenues for MK&Co.

The net receivable from affiliates balance is approximately $122 million at September 30, 2012 on our Consolidated Statement of Financial Condition. This balance is comprised of: a receivable from the New Parent of approximately $85 million which primarily results from the transfer during the period of a pre-Closing Date deferred tax asset balance and certain other net assets, at fair value, transfered from MK&Co to the New Parent; a receivable from an affiliate of approximately $42 million which arose in the normal course of business, and approximately $5 million of payables to certain affiliates arising in the normal course of business which are netted in this balance. The related party transactions that give rise to these receivables and payables in the normal course of business are settled periodically with cash transfers.

The New Parent made a non-cash capital contribution of a deferred tax asset arising from tax-deductible goodwill in the amount of $88.9 million. See Note 12 for further discussion of this deferred tax asset.

NOTE 8 - PROPERTY AND EQUIPMENT

	September 30, 2012 (in thousands)
Land	$ 224
Construction in progress	174
Software	10,095
Buildings and leasehold improvements	28,466
Furniture, fixtures, and equipment	45,339
	84,298
Less: Accumulated depreciation and amortization	(63,521)
Property and equipment, net	$ 20,777

NOTE 9 - BORROWINGS

As of September 30, 2012, we have one uncommitted, unsecured credit facility provided to us by a commercial bank, in the amount of $40 million. There was no balance outstanding under this facility as of September 30, 2012. Lenders are under no obligation to lend to us under uncommitted credit facilities.

From time to time we purchase Reverse Repurchase Agreements and sell Repurchase Agreements. We account for each of these types of transactions as collateralized financings with the outstanding balances on the Repurchase Agreements included in securities sold under agreements to repurchase. At September 30, 2012, collateralized financings outstanding in the amount of $141.3 million are included in securities sold under agreements to repurchase on the Consolidated Statement of Financial Condition. Such financings are generally collateralized by non-customer, MK&Co owned securities. The required market value of the collateral associated with the committed secured facilities ranges from 102% to 133% of the amount financed.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business we purchase and sell securities as either principal or agent on behalf of our clients. If either the client or counterparty fails to perform, we may be required to discharge the obligations of the nonperforming party. In such circumstances, we may sustain a loss if the market value of the security is different from the contract value of the transaction.

We have also loaned to the National Securities Clearing Corporation ("NSCC"), a clearing organization primarily for broker-dealers which we are a member, as part of the NSCC's stock loan/borrow program, certain eligible securities owned by clients and others for which we have received cash. The market value and the contract value of the securities loaned as of September 30, 2012 was approximately $9 million. If the NSCC does not return a security, we may be obligated to purchase the security in order to return it to the owner. In such circumstances, we may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the collateral received from NSCC.

In the normal course of business, we enter into underwriting commitments. At September 30, 2012, we had no open transactions involving such commitments.

We have sold securities that we do not currently own and will, therefore, be obligated to purchase such securities at a future date. We have recorded a liability of approximately $11 million at September 30, 2012 which represents the market value of such securities. (See Notes 4 and 5 for further information.) We are subject to loss if the market price of those securities not covered by a hedged position increases subsequent to fiscal year end.

We enter into security transactions on behalf of our clients and other brokers involving forward settlement. Forward contracts provide for the delayed delivery of the underlying instrument. The contractual amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The gain or loss on these transactions is recognized on a trade date basis. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. Our exposure to market risk is determined by a number of factors, including the duration, size, composition and diversification of positions held; the absolute and relative levels of interest rates; and market volatility. The credit risk for these transactions is generally limited to the unrealized market valuation gains recorded in the Consolidated Statement of Financial Condition.

The majority of our transactions and, consequently, the concentration of our credit exposure are with clients, broker-dealers and other financial institutions in the U.S. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. Our exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. We seek to mitigate our credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. We monitor collateral levels on a daily basis for compliance with regulatory and internal guidelines and request changes in collateral levels as appropriate.

While we regularly participate in the trading of various derivative securities for our customers, this trading is not a significant portion of our business and we do not carry any inventory of derivative instruments in either our September 30, 2012 securities owned, or securities sold not yet purchased, portfolios.

NOTE 11 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of the NYSE and FINRA, we are also subject to their rules, whose requirements are substantially the same. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. Rule 15c3-1 also provides for an "alternative net capital requirement" which we have elected. Regulations require that the minimum net capital, as defined, be equal to the greater of $1.5 million or two percent of aggregate debit items arising from client transactions. FINRA may require a member firm to reduce its business if its net capital is less than four percent of aggregate debit items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than five percent of aggregate debit items.

	September 30, 2012 (in thousands)
Net capital	$ 263,366
Less: Required net capital	(8,432)
Excess net capital	$ 254,934
Net capital as a percentage of aggregate debit items	65.84%

As a registered broker-dealer, we are required to meet the business mix test exemption under Section 11(a)(1)(G) of the Securities and Exchange Act of 1934. This test requires our qualifying transactions be greater than 50% of our total revenue. As of September 30, 2012, we have met this requirement.

NOTE 12 - FEDERAL AND STATE INCOME TAXES

As of the Closing Date of the Morgan Keegan sale transaction (see Note 1 for further information), the New Parent intends to make an irreversible election for income tax purposes to treat the transaction as an asset purchase. Accordingly, the tax basis in all of our assets and liabilities as of the Closing Date are equal to fair value as of such date.

The cumulative effects of temporary differences during the period from the Closing Date until September 30, 2012 that give rise to significant portions of the deferred tax asset items are as follows:

	September 30, 2012 (in thousands)
Deferred tax assets:	
Deferred compensation	$ 5,394
Fixed assets	2,384
Goodwill [1]	87,885
Other	4,028
Net deferred tax asset	$ 99,691

(1) As of the Closing Date of the Morgan Keegan sale transaction (see Note 1 for further information), the New Parent intends to timely make an irreversible election for income tax purposes to treat the transaction as an asset purchase. Accordingly, the tax basis in all of our assets and liabilities as of the Closing Date are equal to fair value, and therefore reflect a "step-up" in basis for tax purposes from their pre-Closing Date tax basis. As a result of these elections, we have tax-deductible goodwill as of the Closing Date. For book purposes, the New Parent elected not to "push-down" the goodwill resulting from the acquisition transaction. Since there is no book basis goodwill, and therefore the tax-deductible goodwill is in excess of the book basis goodwill, a deferred tax asset is recognized for such difference. The New Parent made a non-cash capital contribution in the amount of $88.9 million as of the Closing Date to provide this asset.

No valuation allowance associated with our deferred tax asset is required at September 30, 2012, as management believes it is more likely than not that the deferred tax asset is realizable based on the ability to offset net losses against consolidated taxable income of the affiliated group and expectations of future taxable income.

Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. We have analyzed tax positions taken for filing with the IRS and all state jurisdictions where we operate we have not recorded any reserves, or related accruals for interest and penalties, for uncertain income tax positions at September 30, 2012.

The results of our operations for the period from the Closing Date through September 30, 2012 are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. The federal return will be examined under the IRS Compliance Assurance Program. The fiscal year 2012 IRS audit is expected to be completed in fiscal year 2013.

For the periods prior to the Closing Date, our operations are included in the consolidated income tax returns of our Former Parent. Income taxes were allocated to us on a separate return basis. The federal tax returns of our Former Parent for the tax years 2007 through 2009 are currently under examination by the IRS.

We generally filed separate state and local income tax returns but, where applicable, were included in a consolidated state income tax return with the Former Parent and certain of its' subsidiaries. If included in a consolidated return, state and local taxes were calculated as if we had filed a separate state or local income tax return. With few exceptions, we are no longer subject to state and local examinations for tax years prior to 2008.

NOTE 13 - EMPLOYEE BENEFIT PLANS

For the period from January 1, 2012 through the Closing Date, we made discretionary contributions to our 401(k) defined contribution plan covering substantially all employees. Effective on the Closing Date, this 401(k) plan was terminated.

As of the Closing Date, we participate, along with other affiliated companies, in various qualified and non-qualified savings, and stock incentive plans of RJF. The qualified plans include profit sharing("PSP"), employee stock ownership, 401(k) and employee stock purchase plans. The PSP and employee stock ownership plan ("ESOP") provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. The PSP and ESOP benefits become fully vested after six years of qualified service. The 401(k) plan provides for us to match 100% of the first $500 and 50% of the next $500 of compensation deferred by each participant annually. The employee stock purchase plan allows employees to choose each year to have up to 20% of their annual compensation specified to purchase RJF's common stock. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25 thousand. The purchase price of the stock is 85% of the market price on the day prior to the purchase date. Contributions to the qualified plans, if any, are made in amounts approved annually by RJF's Board of Directors on a discretionary basis. Non-qualified plans, available to only certain employees, include a restricted stock unit plan.

Certain employees participate in RJF's restricted stock plan which provides for the issuance of RJF common stock or restricted stock units. These awards are forfeitable in the event the employee is no longer associated with us, other than for death, disability or retirement. RJF measures compensation expense for share-based awards made to our employees based on estimated fair values on the date of grant and allocates the expense to us. Compensation cost is recognized for all share-based compensation with future service requirements over the applicable vesting periods using the straight-line method.

Under RJF's restricted stock plans we may grant awards to certain employees. The following activity occurred during the period from the Closing Date through September 30, 2012:

	Shares/Units	Weighted-average grant date fair value ($)
Non-vested at January 1, 2012	—	$ —
Granted	1,032,832	35.08
Vested	—	—
Forfeited	(2,136)	35.11
Non-vested at September 30, 2012	1,030,696	$ 35.08

As of September 30, 2012, there was $29.7 million of total unrecognized pre-tax compensation cost, net of estimated forfeitures, related to restricted stock. These costs are expected to be recognized over a weighted-average period of approximately 3.71 years.

We maintain deferred compensation plans for the benefit of certain employees that provides a return to the participating employees based upon the performance of various referenced investments. Under this plan, we invest directly, as a principal, in such investments related to our obligations to perform under the deferred compensation plans (see Note 5 for the fair value of these investments as of September 30, 2012). Compensation cost related to these plans which contain future service requirements is recognized over the applicable vesting periods using the straight-line method.

NOTE 14 - COLLATERAL

The approximate market value of securities received (for this purpose, "collateral") that are not reflected on our Consolidated Statement of Financial Condition where we have the right under contract or custom to repledge as of September 30, 2012 are:

	Sources of collateral
	(in thousands)
Securities purchased under agreements to resell	$ 150,974
Securities received in securities borrowed vs. cash transactions	17,073
Collateral received for margin loans	374,478
Total	$ 542,525

Certain collateral was repledged. The approximate market values of collateral and financial instruments that we own and pledged as of September 30, 2012 are:

	Uses of collateral and trading securities
	(in thousands)
Securities sold under agreements to repurchase	$ 148,305
Securities delivered in securities loaned vs. cash transactions	9,013
Collateral used for deposits at clearing organizations	64,374
Securities pledged as collateral under secured borrowing arrangement	11,270
Total	$ 232,962

We utilize client margined securities to satisfy deposits with clearing organizations. At September 30, 2012, we had client margined securities valued at $64 million pledged with a clearing organization to meet our requirement of $23 million.

NOTE 15 - COMMITMENTS AND CONTINGENCIES

Commitments and contingencies

In the normal course of business, we enter into underwriting commitments. As of September 30, 2012, we had no open transactions involving such commitments.

As of September 30, 2012, we have made loan commitments to financial advisors who are either prospects that have accepted our offer, or recently recruited producers, of approximately $153 thousand that have not yet been funded. These commitments are contingent upon certain events occurring including, but not limited to, the individual joining us and, in most circumstances, require them to meet certain production requirements.

There are no liabilities subordinated to claims of general creditors at either September 30, 2012, or during the period from January 1, 2012 through September 30, 2012.

As a result of the extensive regulation of the financial services industry, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

Lease commitments

We lease office space, furniture and equipment under noncancelable leases expiring through 2021. Minimum annual rental payments as of September 30, 2012 under such agreements for the succeeding five fiscal years are approximately (in thousands):

Fiscal 2013	$	24,991
Fiscal 2014		23,039
Fiscal 2015		21,433
Fiscal 2016		18,059
Fiscal 2017		11,898
Thereafter		27,841
Total	$	127,261

Certain leases contain rent holidays, leasehold improvement incentives, renewal options and/or escalation clauses.

Legal matter contingencies

In July 2006, MK&Co and a former MK&Co analyst were named as defendants in a lawsuit filed by a Canadian insurance and financial services company, Fairfax Financial Holdings, and its American subsidiary in the Circuit Court of Morris County, New Jersey. Plaintiffs made claims under a civil Racketeer Influenced and Corrupt Organizations ("RICO") statute, for commercial disparagement, tortious interference with contractual relationships, tortious interference with prospective economic advantage and common law conspiracy. Plaintiffs alleged that defendants engaged in a multi-year conspiracy to publish and disseminate false and defamatory information about plaintiffs to improperly drive down plaintiff stock price, so that others could profit from short positions. Plaintiffs alleged that defendants' actions damaged their reputations and harmed their business relationships. Plaintiffs alleged a number of categories of damages they sustained, including lost insurance business, lost financings and increased financing costs, increased audit fees and directors and officers insurance premiums and lost acquisitions, and have requested monetary damages. These claims were never considered to be meritorious by MK&Co, but some of the claims survived an extended motion practice and discovery process. On May 11, 2012, the trial court ruled that New York law applied to plaintiff's RICO claims, therefore the claims are not subject to treble damages. On June 27, 2012, the trial court dismissed plaintiffs' tortious interference with prospective relations claim, but allowed other claims to go forward. A jury trial was set to begin on September 10, 2012. Prior to its commencement the court dismissed the remaining claims with prejudice. Plaintiffs have appealed the court's rulings.

Certain of the Morgan Keegan entities, along with Regions, have been named in class-action lawsuits filed in federal and state courts on behalf of investors who purchased shares of certain mutual funds in the Regions Morgan Keegan Fund complex (the "Regions Funds") and shareholders of Regions. The Regions Funds were formerly managed by Morgan Asset Management ("MAM"), an entity which was at one time a subsidiary of one of the Morgan Keegan affiliates, (but an entity which was not part of the Morgan Keegan sale transaction) (see further information regarding the Morgan Keegan sale transaction in Note 1). The complaints contain various allegations, including claims that the Regions Funds and the defendants misrepresented or failed to disclose material facts relating to the activities of the Funds. No class has been certified. Certain of the shareholders in the Regions Funds and other interested parties have entered into arbitration proceedings and individual civil claims, in lieu of participating in the class action lawsuits.

In March 2009, MK&Co received a Wells Notice from the SEC's Atlanta Regional Office related to ARS indicating that the SEC staff intended to recommend that the SEC take civil action against the firm. On July 21, 2009, the SEC filed a complaint in the United States District Court for the Northern District of Georgia (the "Court") against MK&Co alleging violations of the federal securities laws in connection with ARS that MK&Co underwrote, marketed and sold. On June 28, 2011, the Court granted MK&Co's Motion for Summary Judgment, dismissing the case brought by the SEC. On May 2, 2012, the United States Court of Appeals for the Eleventh Circuit reversed the Court's decision and remanded the case, which is scheduled for trial beginning November 26, 2012. Beginning in February 2009, Morgan Keegan commenced a voluntary program to repurchase ARS that it underwrote and sold to MK&Co customers, and extended that repurchase program on October 1, 2009, to include certain ARS that were sold by MK&Co to its customers but were underwritten by other firms. On July 21, 2009, the Alabama Securities Commission issued a "Show Cause" order to MK&Co arising out of the ARS matter that is the subject of the SEC complaint described above. The order requires MK&Co to show cause why its registration as a broker-dealer should not be suspended or revoked in the State of Alabama and also why it should not be subject to disgorgement, repurchasing all ARS sold to Alabama residents and payment of costs and penalties.

We are a defendant or co-defendant in various lawsuits and arbitrations incidental to our securities business as well as other corporate litigation. We are contesting the allegations in these cases and believe that there are meritorious defenses in each of these lawsuits and arbitrations. In view of the number and diversity of claims against us, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be. Refer to Note 2 for a discussion of our criteria for establishing a range of possible loss related to such matters. As of September 30, 2012, management currently estimates the aggregate range of possible loss is from $0 to an amount of up to $400 million in excess of the accrued liability (if any) related to these matters. In the opinion of management, based on current available information, review with outside legal counsel, and consideration of the accrued liability amounts provided for in the accompanying consolidated statement of financial condition with respect to these matters, ultimate resolution of these matters will not have a material adverse impact on our consolidated financial position.

RAYMOND JAMES® | Morgan Keegan